# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

## April 1, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Oculus Innovative Sciences, Inc.

## File No. 001-33216 – CF# 26359

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Oculus Innovative Sciences, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on February 18, 2011.

Based on representations by Oculus Innovative Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through February 18, 2021 |
| Exhibit 10.2 | through February 18, 2021 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Morris
Special Counsel